UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

99¢ ONLY STORES
(Name of Issuer)

Common Stock

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael Gisser, Esq.
Skadden Arps Slate Meagher & Flom, LLP
300 South Grand Avenue Suite 3228
Los Angeles, CA 90071
(213) 687-5213

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106	Page 1 of 8 Pages
1	NAMES OF REPORTING PERSONS David Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS Sherry Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS Howard Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS Jeff Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS Karen Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 6 of 8 Pages
1	NAMES OF REPORTING PERSONS Eric Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65440K106	Page 7 of 8 Pages
1	NAMES OF REPORTING PERSONS Au Zone Investments #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 65440K106	Page 8 of 8 Pages
1	NAMES OF REPORTING PERSONS Au Zone Investments #3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed by the Reporting Persons identified on the cover pages hereto with the Securities and Exchange Commission (the “SEC”) on March 16, 2011 (the “Original Schedule 13D”), as amended by the first amendment as filed with the SEC on October 12, 2011 (as amended, the “Schedule 13D”).  Unless set forth below, all previous Items set forth in the Schedule 13D are unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 13, 2012, the transactions under the Merger Agreement were consummated.  Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), among other things, all of the Shares, including those beneficially owned by the Reporting Persons, were cancelled.  Pursuant to the Equity Rollover Letter, immediately prior to the Effective Time, certain of the Reporting Persons transferred an aggregate of 4,545,451 Shares to Parent in exchange for Parent common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)            Pursuant to the Merger Agreement, at the Effective Time, among other things, all of the outstanding Shares, including those beneficially owned by the Reporting Persons, were cancelled.  As of January 13, 2012 (the “Reporting Date”), none of the Reporting Persons owns any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).

(b)            To the knowledge of the Reporting Persons, none of the persons disclosed in Item 2 beneficially owns any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

 (c)            Except for the transactions described in Item 4, there were no transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

(d)           Not applicable.

(e)            As a result of the transactions described in Item 4, as of January 13, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012	By:	/s/ David Gold

David Gold

Dated: January 17, 2012	By:	/s/ Sherry Gold

Sherry Gold

Dated: January 17, 2012	By:	/s/ Howard Gold

Howard Gold

Dated: January 17, 2012	By:	/s/ Jeff Gold

Jeff Gold

Dated: January 17, 2012	By:	/s/ Eric Schiffer

Eric Schiffer

Dated: January 17, 2012	By:	/s/ Karen Schiffer

Karen Schiffer

Dated: January 17, 2012	Au Zone Investment #2, L.P.

	By:	Au Zone Investments #3, LLC
	Its:	General Partner

	By:	/s/ David Gold
	Name:	David Gold
	Title:	President

Dated: January 17, 2012	Au Zone Investment #3, LLC

	By:	/s/ David Gold
	Name	David Gold
	Title:	President